Exhibit 99.22



Sarah Jewel Mathias International Airport and Port of Ostia

A World of Possibilities

The **Sarah Jewel Mathias International Airport (KSJM)** and **Port of Ostia** aerotropolis will revolutionize logistics in the United States. The existing transportation and distribution infrastructure in the South has been identified as insufficient to meet the anticipated demand over the next several decades. The Ameri-Metro, Inc. team has developed a plan to meet the demands of the future and to combat the existing distribution shortfalls by creating the most elaborate multi-modal distribution system the world has ever seen.

The aerotropolis will be located in west-central Alabama approximately half way between the Gulf of Mexico and the Tennessee border. High speed rail, freight rail and a toll road will connect the aerotropolis with the port to the south and connections to high density population centers to the north.

The airport component of the aerotropolis has been envisioned to accommodate the next generation of mega-sized aircraft that have not yet even been designed. Many airports around the world are finding it difficult to handle the largest aircraft that are currently in service such as the Airbus A380. Most of the existing airports around the world are constrained by physical barriers that inhibit their ability to expand to accommodate the massive size of the aircraft that operate today. This will not be an issue at KSJM. The airport will have four parallel runways 18,000 feet long and 250 feet wide as well as a crosswind runway measuring 12,000 feet long and 250 feet wide. Design criteria for the taxiway system, aircraft parking areas and the runways have been planned to accommodate the new large aircraft of today as well as the next generation aircraft of tomorrow.


KOREAN AIR





Why SJM . . .

- Four 18,000' x 250' Runways
- 24/7 Air Traffic Tower - No Curfew
- Unrestricted Airspace
- R & D Facilities
- 1,600-acre Inland Rail Port
- Town Center
- 2,300-acre Industrial Park
- Competitive Rates
- Incentives
- Greenfield Site
- Design/Build-to-Suit (Expandable)
- 1,800-acre Airport Business Park
- Shipping & Receiving (Logistics)
- State-of-the-Art Facilities
- Customer Reception Center
- Corporate Aircraft Ramp
- Nearby Residential/Retail/Hotel
- Aviation Maintenance
- Aviation Manufacturing
- Corporate Housing
- 24/7 U.S. Customs Port of Entry
- Full-Service Fixed-Based Operator
- Research & Development
- Flight Testing Facilities


Industrial
Industrial
Airport Support
Airport Business Park
Commercial, Retail, Mixed Use
Commercial, Retail, Mixed Use
Commercial, Retail, Mixed Use
Commercial, Retail, Mixed Use
Airport Business Park
Commercial, Retail, Mixed Use
Consolidated Rental Car Facility

- Index E ARFF Capability
- Bonded Cargo and Refrigerated Storage Facilities
- Security Certified per TSA 1542
- Hangars and Warehouses
- International Airline Inspection Stations

AIR CARGO • MULTI-MODAL • PASSENGER SERVICE • RAIL • GROUND • PORT • CORPORATE AVIATION